November 28, 2018

Nicholas DeVito
Chief Executive Officer
Marizyme, Inc.
2295 Towne Lake Parkway
Suite 116-290
Woodstock, GA 30189

       Re: Marizyme, Inc.
           Amendment No. 2 to Registration Statement on Form 10-12G Filed November 19, 2018
           File No. 000-53223

Dear Mr. DeVito:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Amendment No. 2 to Form 10-12G

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Operating Expenses, page 36

1. Refer to your response to our prior comment 2 and your revised disclosures. Your response states that Operating Expenses are primarily administrative. The revised disclosure states that the increase in operating expenses was primarily the result of rising administrative expenses for professional services related to your required public company filings. However, the income statement includes a line item for operating expenses and a separate line item for administrative expenses. Therefore, revise your disclosure to explain both the change in the operating expenses line item as well as the change in the administrative expenses line item.
 Nicholas DeVito
Marizyme, Inc.
November 28, 2018
Page 2
Note 8. Assets and Liabilities Held for Sale, page F-12

2. With regard to prior comment 6, provide us your computation of the net book equity per share at June 30, 2018 and show how that amount supports the carrying value of your investment in GBS Software AG.
Form 10-Q for the Quarterly Period Ended September 30, 2018

Statements of Operations, page 5

3. Please tell us why the statements of operations and the statements of cash flows do not reflect discontinued operations for the spun-off assets. Refer to ASC 505-60-45-1 and
       ASC 205-20-50-5B(c).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at
(202) 551-
3614 if you have questions regarding comments on the financial statements and related matters.
Please contact Tonya K. Aldave at (202) 551-3601 or J. Nolan McWilliams at
(202) 551-3217
with any other questions.



                                                            Sincerely,
FirstName LastNameNicholas DeVito
                                                            Division of
Corporation Finance
Comapany NameMarizyme, Inc.
                                                            Office of
Healthcare & Insurance
November 28, 2018 Page 2
cc:       Paul C. Levites, Esq.
FirstName LastName